UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

JPMorgan Private Markets Fund

(Name of Issuer)

Class I common shares of beneficial interest

(Title of Class of Securities)

48130F306

(CUSIP Number)

Tyler Jayroe

c/o J.P. Morgan Investment Management Inc.

277 Park Avenue

New York, NY 10172

212-270-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON J.P. Morgan Investment Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 530,250
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 530,250
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) IA, CO

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class I common shares of beneficial interest (the “Class I Common Shares”) of JPMorgan Private Markets Fund, a Delaware statutory trust (the “Issuer”). The Issuer’s principal executive offices are located at 277 Park Avenue, New York, New York 10172.

Item 2.	Identity and Background.

This Schedule 13D is being filed by J.P. Morgan Investment Management Inc. (“JPMIM” or the “Reporting Person”).

The address of the principal business office of JPMIM is 383 Madison Avenue, New York, New York 10179.

The Reporting Person is organized under the laws of the State of Delaware. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person is set forth on Annex A hereto.

JPMIM primarily provides investment advisory services to U.S. and non-U.S institutional and retail clients. During the last five years, neither the Reporting Person or, to the knowledge of the Reporting Person, any person identified in Annex A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 9, 2023, solely for purposes of satisfying the requirements of Section 14(a) of the Investment Company Act of 1940, as amended, the Issuer issued 10,000 Class I Common Shares to JPMIM for an aggregate purchase price of $100,000, or $10.00 per Class I Common Share. On July 12, 2023, the Issuer issued 520,250 Class I Common Shares to JPMIM for an aggregate purchase price of $5,202,500, or $10.00 per Class I Common Share. The Class I Common Shares were paid for from JPMIM’s working capital.

Item 4.	Purpose of Transaction.

The Reporting Person holds the Class I Common Shares for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

This Schedule 13D is occasioned solely by JPMIM’s beneficial ownership of more than 5% of the presently outstanding Class I Common Shares of the Issuer as a result of the investments described in the preceding sentences.

When permitted by applicable law, the Reporting Person may dispose of some or all of its Class I Common Shares, from time to time, by tendering such Class I Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant.

JPMIM serves as investment adviser to the Issuer and is responsible for, among other things, making investment decisions for the Issuer’s portfolio, subject to oversight by the Issuer’s Board of Trustees. All of the Issuer’s officers and trustees, other than the Issuer’s independent trustees, are employees of JPMIM or one of its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Person and, to the best knowledge of the Reporting Person, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Person and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b) As of the date hereof, JPMIM directly holds an aggregate of 530,250 Class I Common Shares representing 11.7% of the outstanding Class I Common Shares. The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 4,517,500 Class I Common Shares outstanding as of July 12, 2023, based on information received from the Issuer.

(c) Except as otherwise set forth in this Schedule 13D, neither the Reporting Person or, to the best knowledge of such person, the persons named in Annex A, has effected any transactions in the Class I Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Person herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, the Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2023

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Managing Director

Annex A

Directors and Executive Officers of J.P. Morgan Investment Management Inc.

The business address of each of the directors and executive officers of J.P. Morgan Investment Management Inc. is c/o J.P. Morgan Investment Management Inc., 277 Park Avenue, New York, NY, 10172, except for as follows: Peter Bonanno and Benjamin Hesse are located at 383 Madison Avenue, New York, NY, 10179; and Katherine Manghillis is located at 1111 Polaris Parkway, Columbus, OH 43240. Each person listed below is a citizen of the United States, except Paul Quinsee is a citizen of the United Kingdom and Anton Pil is a citizen of Belgium.

Name	Present Principal Occupation
George Gatch	Director, Chairman
Paul Quinsee	Director, Head of Global Equities
Andrew Powell	Director, AM CAO, Head of Global Client Service
John Donohue	Director, President, CEO, Head of Global Liquidity
Robert Michele	Director, Head of Global Fixed Income, Currency and Commodities
Anton Pil	Director, Head of Global Alternatives
Jedediah Laskowitz	Head of Global Asset Management Solutions
John Oliva	Chief Compliance Officer
Andrea Lisher	Director, Head of Americas, Client
Peter Bonanno	General Counsel, Asset Management
Katherine Manghillis	Secretary
Benjamin Hesse	Director, Chief Financial Officer, Treasurer

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, none of the individuals listed above beneficially own any securities of the Issuer.